UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Eterna Therapeutics Inc.

(Name of Issuer)

Common stock, par value $0.005 per share

(Title of Class of Securities)

114082209

(CUSIP Number)

July 6, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 114082209

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nicholas Jason Singer
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 557,410 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 557,410 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 557,410 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* 9.9%(2)
12	Type of Reporting Person (See Instructions) IN

(1)	Consists of (i) 121,822 shares of common stock, par value $0.005 per share (the “Common Stock”), of Eterna Therapeutics Inc., a Delaware corporation (the “Issuer”), held by Purchase Capital LLC (“Purchase Capital”), (ii) 266,214 shares of Common Stock held by Pacific Premier Trust as Custodian for the benefit of Nicholas J. Singer’s individual retirement account (the “IRA Account”), (iii) 10,774 shares of Common Stock issuable upon the exercise of options granted to Mr. Singer and (iv) 158,600 shares of Common Stock issuable upon the exercise or conversion, as applicable, of the Singer Derivative Securities (as defined below). Purchase Capital acquired 141,644 warrants (the “Purchase Capital December 2022 Warrants”) from the Issuer in a private placement (the “December 2022 Private Placement”), each of which became exercisable on June 2, 2023 to purchase one share of Common Stock, with an exercise price of $3.28 per share. In addition, the IRA Account acquired 424,928 warrants, each of which became exercisable on June 2, 2023 to purchase one share of Common Stock, with an exercise price of $3.28 per share (the “IRA Account December 2022 Warrants” and, together with the Purchase Capital December 2022 Warrants, the “December 2022 Warrants”), from the Issuer in the December 2022 Private Placement. On July 14, 2023, Purchase Capital acquired from the Issuer in a private placement (the “July 2023 Private Placement”): (i) $1,000,000 in principal amount of the Issuer’s 6.0% Senior Convertible Promissory Notes due July 2028 (the “Note”) and (ii) 699,300 warrants, each exercisable to purchase one share of the Common Stock, at an exercise price of $2.61 per share (the “Purchase Capital July 2023 Warrants, together with the Note and the December 2022 Warrants, the “Singer Derivative Securities”). The Note may be converted into shares of Common Stock at a conversion price of $2.86 per share, subject to customary adjustments for stock splits, stock dividends and recapitalizations, as set forth in the Note. Mr. Singer may not exercise or convert, as applicable, the Singer Capital Derivative Securities to the extent that the aggregate number of shares of Common Stock beneficially owned by Mr. Singer or any other person with whom shares of Common Stock would be aggregated for purposes of determining beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended, including Purchase Capital, would exceed 9.99% immediately after exercise thereof; therefore, Mr. Singer beneficially owns only 158,600 shares underlying the Singer Derivative Securities, the balance of which Mr. Singer does not have the right to acquire.

(2)	Calculated based on an aggregate of 5,410,331 shares of Common Stock outstanding as of July 14, 2023 as set forth in that certain Securities Purchase Agreement filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2023.

CUSIP No. 114082209

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Purchase Capital LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 280,422(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 280,422(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 280,422(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9)* 5.0%(2)
12	Type of Reporting Person (See Instructions) OO

(1)	Consists of (i) 121,822 shares of Common Stock of the Issuer held by Purchase Capital and (ii) 158,600 shares of Common Stock issuable upon the exercise or conversion, as applicable, of the Purchase Capital Derivative Securities (as defined below). Purchase Capital acquired the Purchase Capital December 2022 Warrants from the Issuer in the December 2022 Private Placement, each of which became exercisable on June 2, 2023 to purchase one share of Common Stock with an exercise price of $3.28 per share. On July 14, 2023, Purchase Capital acquired from the Issuer in the July 2023 Private Placement: (i) the Note and (ii) the Purchase Capital July 2023 Warrants (the Purchase Capital July 2023 Warrants, the Note and the Purchase Capital December 2022 Warrants collectively referred to as the “Purchase Capital Derivative Securities”). The Note may be converted into shares of Common Stock at a conversion price of $2.86 per share, subject to customary adjustments for stock splits, stock dividends and recapitalizations, as set forth in the Note. Purchase Capital may not exercise or convert, as applicable, the Purchase Capital Derivative Securities to the extent that the aggregate number of shares of Common Stock beneficially owned by Purchase Capital or any other person with whom shares of Common Stock would be aggregated for purposes of determining beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended, including Nicholas J. Singer, would exceed 9.99% immediately after exercise thereof; therefore, Purchase Capital beneficially owns only 158,600 shares underlying the Purchase Capital Derivative Securities, the balance of which Purchase Capital does not have the right to acquire.

(2)	Calculated based on an aggregate of 5,410,331 shares of Common Stock outstanding as of July 14, 2023 as set forth in that certain Securities Purchase Agreement filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2023.

CUSIP No. 114082209

Explanatory Note

This Schedule 13G is being filed by the Reporting Persons (as defined in Item 2 below) (i) as Amendment No. 2 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by Nicholas J. Singer on December 20, 2022, as amended by the Amendment No. 1 to Schedule 13D filed with the Commission by Mr. Singer on July 26, 2023, (as amended, the “Singer Schedule 13D”) and (ii) as Amendment No. 1 the Schedule 13G originally filed with the Commission by Purchase Capital LLC on August 28, 2023 (the “Purchase Capital Schedule 13G”). As previously reported in the Singer Schedule 13D, Mr. Singer previously filed a Schedule 13G with respect to the Common Stock with the Commission on April 30, 2021, as amended by Amendment No. 1 thereto filed with the Commission on February 16, 2022, and filed the Singer Schedule 13D with the Commission following the December 2022 Private Placement to report that Mr. Singer beneficially owned greater than five percent of the Common Stock and the Reporting Person disclosed such ownership on the Singer Schedule 13D, having become a director of the Issuer on June 5, 2022. On July 6, 2023, the Reporting Person resigned from the Issuer’s Board of Directors, and neither Reporting Person holds any shares of Common Stock of the Issuer with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1, Mr. Singer has determined to report his beneficial ownership of Common Stock of the Issuer on Schedule 13G and file this Schedule 13G jointly with Purchase Capital as a matter of administrative convenience.

Item 1.

(a)	Name of Issuer

Eterna Therapeutics Inc.

(b)	Address of Issuer’s Principal Executive Offices

1035 Cambridge Street, Suite 18A

Cambridge, MA 02141

Item 2.

(a)	Name of Person Filing

This statement is filed by the following (collectively, the “Reporting Persons”):

●	Nicholas Jason Singer; and

●	Purchase Capital LLC, a Delaware limited liability company (“Purchase Capital”).

Mr. Singer and Purchase Capital have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, which is hereby incorporated by reference, pursuant to which they have agreed to jointly file this Schedule 13G in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for each of the Reporting Persons is:

1395 Brickell Avenue, Suite 800

Miami, Florida 33131

(c)	Citizenship

See Row 4 of each Reporting Person’s cover page to this Schedule 13G.

(d)	Title of Class of Securities

Common stock, par value $0.005 per share.

(e)	CUSIP Number

114082209

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information contained in Item 5 through and including Item 11 on each Reporting Person’s cover page of this Schedule 13G, including the footnotes thereto, is incorporated by reference in this Item 4.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2023

/s/ Nicholas J. Singer
Name:	Nicholas J. Singer

PURCHASE CAPITAL LLC

By:	/s/ Nicholas J. Singer
Name:	Nicholas J. Singer
Title:	Managing Partner